51 Madison Avenue

New York, New York 10010

August 27, 2021

VIA EDGAR

John Ganley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Mr. Ganley:

This letter responds to your comments, provided via telephonic discussion, regarding the Registrant’s filing on June 24, 2021 of Post-Effective Amendment No. 72 to its Registration Statement under the Securities Act of 1933 and Amendment No. 78 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ MacKay Municipal Insured ETF, IQ MacKay Municipal Short Duration ETF and IQ MacKay Municipal Intermediate ETF (each, a “Fund” and together, the “Funds”), each a series of the Trust. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Annual Fund Operating Expenses

Comment 1: Please confirm that the Funds’ investment adviser is not planning to recoup any of the expenses that are waived pursuant to the expense waiver agreement.

Response: While the Expense Limitation Agreement does provide for the possibility of recoupment, the Funds’ expense cap is currently at or below the contractual management fee and recoupment is not possible because there is not room below the applicable expense limit to recoup such expenses. Therefore, the Registrant does not believe that additional disclosure about the recoupment provision of the Expense Limitation Agreement in the Prospectus fee table is useful for investors. However, such disclosure is set forth in the Statement of Additional Information.

Principal Investment Strategies

Comment 2: The staff of the Securities and Exchange Commission (the “Staff”) notes the following disclosure set forth in the section entitled “Principal Investment Strategies” for IQ MacKay Municipal Insured ETF:

The Fund generally will maintain a dollar-weighted average duration of 3 to 15 years.

Given the potentially wide variation inherent in this disclosure, please add disclosure regarding the Fund’s actual dollar-weighted duration as of a recent date.

Response: The Registrant thoughtfully considered the Staff’s comment but determined that the inclusion of such disclosure in the Prospectus was ultimately not the best way to provide this information to shareholders. The Prospectus is only updated on an annual basis and therefore such disclosure may become stale or no longer current. Each Fund discloses information about the duration of its portfolio on a quarterly basis in a Fund-specific Fact Sheet available on each Fund’s webpage. Accordingly, the Registrant believes this is the most appropriate mechanism for providing such information to shareholders and respectfully declines to revise the disclosure set forth in the Prospectus.

Comment 3: The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies” for IQ MacKay Municipal Insured ETF and IQ MacKay Municipal Intermediate ETF:

However, the Fund’s investments will be diversified among a minimum of ten different sectors of the Municipal Bond market. (emphasis added)

The Staff believes that an average investor may not be familiar with the sectors comprising the Municipal Bond market described by this referenced disclosure. Please supplementally include information regarding the sectors to which the Fund has the most exposure, and, if necessary, please revise the disclosure set forth in the section entitled “Principal Risks” accordingly.

Response: The Fund has revised the referenced disclosure as set forth below.

However, the Fund’s investments will be diversified among a minimum of ten different sectors of the Municipal Bond market, such as education, transportation and local general obligation.

Comment 4: Please revise the disclosure to provide examples of the type of ESG factors that may be considered by each Fund’s Sub-Adviser when selecting a Fund’s portfolio. Such disclosure may set forth in the section entitled “Principal Investment Strategies” or in the section entitled “Description of the Principal Strategies of the Funds.”

Response: The Registrant has added disclosure about the ESG criteria considered by the Subadvisor in the “Description of the Principal Strategies of the Funds” section of the Prospectus.

2

Principal Risks

Comment 5: Please revise “Interest Rate Risk” to include an example of how duration affects the value of a debt security held by a Fund.

Response: The disclosure set forth below has been added to immediately follow the second sentence of the first paragraph of “Interest Rate Risk” set forth in “Description of the Principal Risks of the Funds.”

Duration is a measure used to determine the sensitivity of a fixed income security’s price to changes in interest rates. For example, the value of a fixed income security with a duration of three years would be expected to decrease by 3% for every 1% increase in interest rates.

Comment 6: The Staff notes the following disclosure set forth in “Portfolio Management Risk.”

The application of ESG criteria may result in the Fund (i) having exposure to certain securities or industry sectors that are significantly different than the composition of the Fund’s benchmark; and (ii) performing differently than other funds and strategies in its peer group that do not take into account ESG criteria or the Fund’s benchmark. There can be no guarantee that the Fund will meet its investment objective(s).

If the application of ESG criteria will constitute a principal risk to the Fund’s returns, please consider including a stand-alone risk in the section entitled “Principal Risks.”

Response: Pursuant to the Staff’s comment, the Registrant undertook a review of the disclosure set forth in the section entitled “Principal Risks”. The Registrant believes that each Fund’s Principal Risks are appropriate and address the Fund’s principal investment strategies. As a result, the Registrant has not made any changes in response to this comment.

Comment 7: The Staff notes the inclusion of “Intermediate” in the name of IQ MacKay Municipal Intermediate ETF. In the Staff’s view, a fixed income fund that uses the term “intermediate” in its name should maintain a maturity of more than three years but less than 10 years.

Response: The Fund discloses that it generally will maintain a dollar-weighted average duration of 3 to 10 years. The Registrant believes that the Fund’s investment policy regarding its overall duration provides appropriate limits regarding the Fund’s sensitivity to changes in interest rates that are consistent with the Fund’s name. As a result, the Registrant respectfully declines to add the noted disclosure.

********

3

If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Jonathan Zimmerman, Executive Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

4